United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

Press Release
CVRD will exploit natural gas
Rio de Janeiro, September 12, 2007 — Companhia Vale do Rio Doce (CVRD) announces that it has signed a memorandum of understanding with Shell Brasil Ltda (Shell) to jointly evaluate opportunities and develop partnerships aiming to meet CVRD ´s energy consumption needs.
The memorandum of understanding also includes the possibility of participating in exploration blocks in the Espírito Santo basin, off the Brazilian Southeastern Coast, where Shell already has interests.
At the same time, CVRD is evaluating opportunities to acquire some other areas already under concession for the exploration of natural gas. The Company is gearing up to participate in the next round of public tenders for the exploration of hydrocarbons to be conducted by Agência Nacional do Petróleo (ANP), the Brazilian regulatory agency for the oil industry.
As a major energy consumer, CVRD is seeking to diversify and optimize its energy grid through increased use of thermal coal, renewable fuels and natural gas.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 12, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations